UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2017

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

MATERIAL EVENT

CORPORATE NAME	: EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	: 00124
TAXPAYER I.D.	: 91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30, Section II of the Chilean Superintendence of Securities and Insurance, and being duly empowered to this effect by the Board of Directors, I hereby report the following regarding Embotelladora Andina S.A. (the “Company”), its business, its securities or tender offer, as a material event:

The following was resolved, among other matters, at a Company’s Regular Board of Directors’ Meeting held February 28, 2017:

I.                                           To convene a Regular Shareholders Meeting (the “Meeting”) for April 26, 2017, at 10:00 a.m., at Company’s offices located at Av. Miraflores Nº9153, Borough of Renca, Santiago.

II.                                      The following matters will be discussed at the Regular Shareholders Meeting:

1.              The Annual Report, Balance and Financial Statements for the year 2016; as well as the Report of Independent Auditors with respect to the Financial Statements;

2.              Earnings distribution and dividend payments;

3.              Present Company dividend distribution policy and inform about the distribution and payment procedures utilized;

4.              To revoke and renew the Board of Directors in its entirety;

5.              Determine the compensation for directors, Directors’ Committee members pursuant to article 50 bis of Chilean Corporation’s Law and of the members of the Audit Committee required by Sarbanes & Oxley Act of the United States; their annual reports and expenses incurred by both Committees;

6.              Appoint the Company’s independent auditors for the year 2017;

7.              Appoint the Company’s rating agencies for the year 2017;

8.              Report on Board agreements which took place after that last Shareholders Meeting, relating to operations referred to by article 146 and following of Chilean Corporation’s Law;

9.              Determine the newspaper where regular and special shareholder meetings notices and invitations shall be published; and

10.       In general, to resolve every other matter under its competency and any other matter of Company interest.

III.                                 Propose to Shareholders the distribution of a Final Dividend charged against 2016 fiscal year, for the following amounts:

a.              Ch$19.0 (Nineteen and 0/100 Chilean Pesos) per Series A Shares and;

b.              Ch$20.9 (Twenty and 9/100 Chilean Pesos) per Series B Shares.

If the Shareholders’ Meeting approves payment of these dividends, they will be paid beginning on May 30, 2017. The Shareholders’ Registry would close on the fifth business day prior to the payment date, for payment of these dividends.

Propose to Shareholders the distribution of an Additional Dividend on account of accumulated earnings, for the following amounts:

a.              Ch$19.0 (Nineteen and 0/100 Chilean Pesos) per Series A Shares and;

b.              Ch$20.9 (Twenty and 9/100 Chilean Pesos) per Series B Shares.

If the Shareholders’ Meeting approves payment of these additional dividends, they will be paid beginning on August 31, 2017. The Shareholders’ Registry would close on the fifth business day prior to the payment date, for payment of these dividends.

Santiago, March 1, 2017.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Chief Legal Officer

Santiago, March 1, 2017